20008671

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greif & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 65th Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Greif (213) 346-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett, Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd	Santa Monica	California	90404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 28 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lloyd Greif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greif & Co., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)
COUNTY OF Los Angeles)

On Feb. 26, 2020, before me, Susie Navarro,
Date *Here Insert Name and Title of the Officer*
personally appeared Lloyd Greif
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SUSIE NAVARRO
Notary Public - California
Los Angeles County
Commission # 2283602
My Comm. Expires Apr 26, 2023

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

GUMBINER SAVETT INC.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

GREIF & CO.
FINANCIAL REPORT
December 31, 2019

TABLE OF CONTENTS

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Greif & Co.
Los Angeles, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greif & Co. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statement, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases, as amended.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

Gumbiner Savett Inc.

We have served as the Company's auditor since 1998.
Santa Monica, California
February 26, 2020

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

ASSETS		
Current assets:		
Cash and cash equivalents	$	713,029
Investment banking receivables		94,794
Prepayments and other assets		12,804
Total current assets		820,627
Long-term assets:		
Property and equipment, at cost, net of accumulated depreciation and amortization		14,203
Right of Use Assets, net of amortization		527,009
Total long-term assets		541,212
TOTAL ASSETS	$	1,361,839

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Current liabilities:		
Accounts payable and accrued expenses	$	239,117
Current operating lease liabilities		274,737
Contract liabilities		270,000
Total current liabilities		783,854
Long-term operating lease liabilities		285,800
TOTAL LIABILITIES		1,069,654
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, no par value: Authorized, 100,000 shares; Outstanding, 1,000 shares		10,000
Retained earnings		282,185
TOTAL STOCKHOLDER'S EQUITY		292,185
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,361,839

The accompanying notes are an integral part of this statement.

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides investment banking services to companies in the United States of America that are seeking to raise capital or to acquire or divest operations.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally as follows:

Furniture and fixtures	7 years
Office equipment	5 years

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations.

The Company recognizes the impact of a tax position in the statement of financial condition if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. At December 31, 2019, the Company had no unrecognized tax benefits. The Company currently is not under examination by any tax authority.

Cash equivalents:

The Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on receivables.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for doubtful accounts:

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance. There was no allowance for doubtful accounts deemed necessary at December 31, 2019.

Right of Use Assets and Lease Liabilities:

Effective January 1, 2019, the Company adopted ASU No. 2016-02 – Leases (Topic 842). Adoption of the new standard resulted in the recording of right-of-use assets and operating lease liabilities of $776,974, net of deferred rent of $37,206, and $806,680, respectively, as of January 1, 2019. The difference of $7,500 was recorded as an adjustment to retained earnings at January 1, 2019. The standard did not materially impact net earnings and had no impact on cash flows.

	Balance as of December 31, 2018	Adjustment from Topic 842	Balance as of January 1, 2019
Assets:			
Right of Use Asset	$ -	$ 776,974	$ 776,974
Liabilities:			
Accounts payable and accrued expenses	$ 301,978	$ (37,206)	$ 264,772
Operating lease liabilities			
Current	$ -	$ 246,143	$ 246,143
Long term	$ -	$ 560,537	$ 560,537
Retained Earnings	$ 2,456,870	$ 7,500	$ 2,464,370

Long-lived assets:

The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods. Management believes there has been no impairment in the value of long-lived assets at December 31, 2019.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2019.

Contract Liabilities:

A contract liability is recorded when payments are received in advance of performing service obligations and is recognized as revenue upon completion of a transaction or when a transaction is otherwise concluded. Total contract liabilities as of December 31, 2018 were $228,750. During the year ended December 31, 2019, the Company received $372,500 of payments in advance of performing service and recognized $331,250 as revenue. Total contract liabilities as of December 31, 2019 were $270,000.

Recent Accounting Pronouncements:

Management does not believe that any recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company's financial statement presentation or disclosures.

NOTE 2: CONCENTRATIONS

Cash and cash equivalents:

The Company maintains cash balances at two banks where amounts on deposit may exceed $250,000 throughout the year. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 3: PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consisted of the following:

Furniture and fixtures	$	717,058
Office equipment		81,833
Leasehold improvements		1,046,064
		1,844,955
Accumulated depreciation and amortization		(1,830,752)
	$	14,203

(Continued)

NOTE 4: RIGHT OF USE ASSETS AND OPERATING LEASE LIABILITIES

The Company leases office space in Los Angeles, California, automobiles and office equipment under non-cancelable leases pursuant to agreements expiring through May 2022. The office lease requires additional payments based on the operating costs of the building and provides for a five-year option to renew the lease at the Company's option. None of the lease agreements have material residual value guarantees or restrictive covenants. The present value of lease payments on the automobile and equipment was determined using the rates implicit in the respective contracts. As the office lease does not provide an implicit rate, the Company used its incremental borrowing rate of 6.5%, based on information available at the date of adoption of Topic 842. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Leased assets and liabilities consisted of the following:

		December 31, 2019
Long-term assets:		
Right of Use Asset, net of amortization	$	527,009
Liabilities:		
Operating lease liabilities		
Current	$	274,737
Long-term	$	285,800
Other information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	289,007
For Operating leases:		
Weighted average remaining lease term		1.96 years
Weighted average discount rate		6.3%

Minimum future payments under the Company's leases at December 31, 2019 and their application to the corresponding lease liabilities are as follows:

Fiscal Year			Discounted lease liability payments		Payments due under lease agreements
2020		$	274,737	$	301,729
2021			282,773		292,183
2022			3,027		3,093
	Total	$	560,537	$	597,005

(Continued)

NOTE 5: NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in the rule. At December 31, 2019, the Company's net capital, as defined, was $255,480, which exceeded the required minimum net capital by $242,977.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statement was issued. There were no subsequent events noted that require adjustment to or disclosure in this financial statement.